Exhibit (a)(1)(J)
GLAXOSMITHKLINE EXTENDS TENDER OFFER FOR
GENELABS TECHNOLOGIES, INC.
London, UK — 8 December 2008 — GlaxoSmithKline [LSE/NYSE: GSK] announced today that it has extended its previously announced tender offer to purchase all of the outstanding shares of common stock of Genelabs Technologies, Inc. [Nasdaq: GNLB], for $1.30 in cash per share without interest and less any required withholding taxes, until 12:00 midnight EST on Friday, December 12, 2008, unless the tender offer is further extended. The tender offer was originally scheduled to expire at 12:00 midnight EST on Wednesday, December 10, 2008.
GSK has extended the tender offer in connection with the addition of SmithKline Beecham Corporation, a wholly-owned subsidiary of GSK, as a bidder, as defined in the Securities Exchange Act of 1934, as amended, with respect to the tender offer.
As of 5 p.m., EST, on December 5, 2008, approximately 3,466,063 shares of Genelabs common stock have been tendered and not withdrawn pursuant to the tender offer, representing approximately 7.8% of the outstanding shares of Genelabs common stock on a fully diluted basis.
The tender offer was commenced on November 12, 2008 pursuant to a previously announced Agreement and Plan of Merger dated October 29, 2008 among Genelabs, Gemstone Acquisition Corporation and SmithKline Beecham Corporation.
All other terms and conditions of the tender offer remain the same, including the condition that, at the expiration of the offer, there have been validly tendered and not withdrawn that number of shares which, together with the number of shares, if any, then beneficially owned by GSK and its wholly-owned subsidiaries, constitutes at least 90 percent of the total number of the then outstanding Genelabs shares on a fully diluted basis. The terms and conditions of the tender offer are set forth in the Offer to Purchase dated November 12, 2008, and as subsequently amended.
Questions and requests for assistance may be directed to the Information Agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free).
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002
Important information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. The solicitation and the tender offer to buy shares of Genelabs is only being made pursuant to the Offer to Purchase and related materials that GSK, SmithKline Beecham Corporation and Gemstone Acquisition Corporation filed with the Securities and Exchange Commission (SEC) on November 12, 2008 and as subsequently amended. Investors and security holders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Investors and security holders may obtain free copies of the materials filed with the SEC by GSK and Genelabs relating to the tender offer through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of these materials by contacting the Information Agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free) or the Investor Relations departments of GSK or Genelabs.

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